

# Personal Interest

Integra Bank Corporation

2002 Summary Annual Report

1 Summary of Selected Consolidated Financial Data

2 Letter to Shareholders

4 Answers

6 Core Bank Overview

16 Shareholder Summary

17 Financial Review

20 Five Year Statistical Review

22 Quarterly Financial Results (Unaudited)

23 Report of Independent Accountants

24 Condensed Consolidated Statements of Income

25 Condensed Consolidated Statements of Financial Position

26 General Information

27 Communities

28 Board of Directors

## About the Cover

Personal Interest. This year's annual report contains various stories about Integra customers and the personal interest Integra employees have taken in their lives and businesses. As you read this annual report, you will see how our Corporate Vision "to fulfill our Customers' financial needs and help them realize their dreams" is accomplished by taking a personal interest in each of them.

Pictured on cover: Joan K. Rogier, Karges Furniture. See her story on page 10.

## Business Description

Integra Bank Corporation, a $2.9 billion bank holding company with headquarters in Evansville, Indiana, operates 74 banking centers in Indiana, Illinois, Kentucky and southwestern Ohio. Integra Bank Corporation common stock is traded on The Nasdaq Stock Market® under the symbol: **IBNK**. Integra Bank Corporation offers 24-hour banking convenience from a network of 128 ATMs and its online banking service, Bank Anytime, which includes telephone and Internet banking and bill paying. Visit Integra Bank online at **www.integrabank.com.**

| (In thousands, except per share data, ratios and other data) | **2002** | 2001 | Change |
|---|---|---|---|
| **Operating Data** | | | |
| Interest income | $ 164,631 | $ 216,339 | -24% |
| Interest expense | 90,786 | 134,259 | -32 |
| Net interest income | 73,845 | 82,080 | -10 |
| Provision for loan losses | 3,143 | 31,077 | -90 |
| Non-interest income | 36,281 | 33,202 | 9 |
| Non-interest expense | 82,877 | 78,303 | 6 |
| Net income | 20,328 | 7,258 | 180 |
| **Per Share Data** | | | |
| Net income | | | |
| Basic | $ 1.18 | $ 0.42 | 181% |
| Diluted | 1.18 | 0.42 | 181 |
| Cash dividends declared | 0.94 | 0.94 | - |
| Net book value | 13.45 | 12.79 | 5 |
| **Significant Ratios** | | | |
| Return on average assets | 0.70% | 0.22% | |
| Return on average equity | 8.83 | 3.01 | |
| Average shareholders' equity to average assets | 7.92 | 7.39 | |
| Efficiency ratio | 71.28 | 65.35 | |
| Net interest margin | 2.94 | 2.85 | |
| **Credit Quality Ratios** | | | |
| Allowance for loan losses to loans, net of unearned income | 1.53% | 1.49% | |
| Net charge-offs to average loans | 0.15 | 2.08 | |
| **Average Balances** | | | |
| Total assets | $2,906,846 | $3,266,322 | -11% |
| Interest-earning assets | 2,665,192 | 3,047,930 | -13 |
| Securities | 982,412 | 970,382 | 1 |
| Loans, net of unearned income | 1,596,462 | 1,747,882 | -9 |
| Deposits | 1,820,930 | 2,086,330 | -13 |
| Interest-bearing liabilities | 2,446,184 | 2,808,705 | -13 |
| Shareholders' equity | 230,298 | 241,252 | -5 |
| **At Year End** | | | |
| Total assets | $2,857,738 | $3,035,890 | -6% |
| Interest-earning assets | 2,602,673 | 2,771,691 | -6 |
| Securities | 982,263 | 1,010,470 | -3 |
| Loans, net of unearned income | 1,606,155 | 1,599,732 | - |
| Deposits | 1,781,948 | 1,928,412 | -8 |
| Interest-bearing liabilities | 2,318,869 | 2,568,945 | -10 |
| Shareholders' equity | 232,600 | 221,097 | 5 |
| **Other Data** | | | |
| Number of shareholders | 2,625 | 2,711 | -86 |
| Number of full-time equivalent employees | 915 | 941 | -26 |
| Number of offices | 74 | 76 | -2 |
| Trust assets under management | $ 330,789 | $ 407,799 | -19% |

# Letter to Shareholders

Integra's great opportunity lies in our ability to make a difference in the lives of our customers.

Think about it.

Each and every Integra employee plays an integral role in helping our customers achieve some of life's biggest dreams. A new home. A new car. A college education for their children. A comfortable retirement. The ability to safely grow their hard-earned dollars.

Indeed, our success as a banking organization is closely tied with how well we provide customers with the products, services and level of care that make a difference in their lives...that help them achieve their dreams. Each of us has the ability to make this difference -- every day and every time our customers come in contact with Integra.

Make a difference in the lives of our customers and we open a new door to opportunities for our employees while at the same time providing a lasting, fair return on investment for our shareholders. In the following pages, you will read more about how we have shaped our Vision, Mission and Core Values around helping our customers realize their dreams by demonstrating personal interest in their financial well being.

The primary vehicle in helping Integra achieve this will be our banking operation (core bank). It performed admirably in 2002, exceeding budgeted goals, and will continue to be our primary focus in 2003 and beyond. During 2002, the improved performance of our core bank provided a bright spot in a year otherwise characterized by economic malaise, a faltering stock market, interest rates that declined to historical 50-year lows, and the threat of terrorism and war. Our bank performance, however, was overshadowed by the ongoing under-performance of our securities portfolio, which hurt overall earnings.

Nevertheless, 2002 was a year in which we not only made progress in our banking operations, but we also diligently worked to reposition our securities portfolio, a process that we will continue in 2003.

Our core bank performance is being driven by four key factors. First, we have continued to improve credit quality despite the weak economy.

Second, we are reestablishing our loan generation capabilities, particularly in consumer and residential mortgage (ARMs) loans. Commercial loan volumes also showed positive trends in the second half of 2002.

Third, we continue to rollout new products to anticipate and meet the needs of our customers. Examples include consumer products like annuities, securities and insurance, and cash management and trust services for business owners. These products helped increase core non-interest income 25% in 2002. In addition, these new



products assist us in continuing to raise low-cost deposits, which have grown almost 7% annually since 1999.

Fourth, we continue to closely manage expenses, which is imperative given lower revenue potential due to the weak economy. Our core bank results continue to improve due to our commitment to our processes, which include sales, service, credit and operational excellence.

Looking forward, Integra's strategic plan relies on continuing our core bank trends, improving our ability to manage interest-rate fluctuations and our balance sheet risk, and development of higher growth markets and businesses.

Our objective remains to transform Integra into a higher performing financial services provider. This will require increasing the percentage of revenue from higher growth markets and businesses over the next few years through internal expansion and external acquisitions. It will require devoting more time to creating revenue streams, less time to fixing problems and building basic infrastructure systems. The result should be more consistent and predictable earnings.

The pieces are in place to succeed at this transformation. The management team and Board of Directors are ready. The infrastructure and processes are working, evidenced by our consumer product rollouts, two recent and successful acquisition integrations, and improved financial and risk management disciplines.

I am confident that Integra's leadership team and employees will make a meaningful difference in the lives of our customers in 2003. Our employees remain Integra's most important asset, and we will continue to invest in them so that they can invest in our customers...and help them achieve their dreams.

On behalf of our management team, I want to thank our customers and shareholders for your continued interest in Integra Bank. It has a bright future.

Sincerely,

Michael T. Vea

Michael T. Vea
Chairman, President and CEO
Integra Bank Corporation

# Answers

***Integra understands the importance of its dividend.*** We are committed to providing a fair and appropriate return to our shareholders. Paying a cash dividend is a cornerstone of this commitment, and it is even more important in times of depressed stock market and share value. As a reminder, Integra has a strong capital base and is designated "well-capitalized" by regulatory standards. Our plan is to demonstrate a more consistent and higher earnings performance over the next few years, which would be reflected in a higher stock price and would allow us to support higher-return investment opportunities. The factors that may affect our dividend are described in the "Liquidity" section of the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report on Form 10-K that accompanies this summary report.

**We are navigating through a period marked by historically low interest rates, a continued weak economy, the fear of war, and the lack of commitment among stock market investors.** We enter 2003 with many factors affecting our stock price, those of our peers, and the stock market in general. The share price of Integra has declined 22% over the past two years, but the broader market indices have fared much worse. The S&P 500 is down 37% over this period and the Nasdaq Composite Index is down about 50%. While our share price has held up well compared with the broader averages, our financial performance has not matched expectations, due largely to our interest-rate sensitivity, and in 2002, our stock price under-performed the Nasdaq Bank Index. Our stock price also is exposed to volatility because we have a relatively small amount of stock available to trade on a daily and weekly basis. This dynamic generally means that trading in our stock results in larger, more volatile price movements, depending on the urgency of the buyer or seller.

**Our current interest rate sensitivity resulted from a leverage program instituted in 2000.** As we have previously reported, in 2000 when our new management team and Board identified significant credit and operational challenges at Integra, we evaluated alternatives to increase earnings to help offset the expected higher credit costs and operational investments. We implemented a leverage program in which we borrowed longer-term debt from the Federal Home Loan Bank and national term repurchase agreements and invested in longer-term mortgage-backed securities and agencies. When interest rates and the yield curve declined throughout 2001 and 2002, our spread declined from a positive to a negative, as the investment securities prepaid early and the proceeds were reinvested at significantly lower rates. Early in 2002, we announced that we were terminating the leverage program and took steps to reduce our dependency on non-core funding sources and reduce our interest rate sensitivity.

## We are committed to providing a fair and appropriate return to our shareholders.

**Repositioning and managing down our interest rate exposure is a long-term endeavor.** In the last half of 2002, we began repositioning our investment portfolio into more predictable and stable securities. We also used securities gains from the investment portfolio repositioning to offset prepayment costs on long-term debt. Improved financial processes under the leadership of our new chief financial officer Charles Caswell will help improve our balance sheet and interest rate management, and we will continue to work down this portfolio on a consistent, diligent, yet opportunistic basis. Absent a sustained rise in interest rates, reducing the earnings drag that remains from the terminated investment leverage program will require several years.

**Integra's compensation philosophy is predicated on pay for performance.** Several executives received discretionary bonuses in recognition of their performance which was an important component of the success of the core bank operations, despite a weak economy. In addition, many non-executive Integra employees received pay for performance incentives. The CEO did not receive a bonus because the Corporation did not achieve its targeted earnings level.

**Integra is committed to strong corporate governance.** We believe that good corporate governance is the cornerstone to optimizing shareholder value. We are committed to good business practices which are embedded in our code of ethics, transparency of financial reporting, and the highest standards of corporate governance. For many years, the vast majority of the members of the Board of Directors have consisted of individuals who qualify as "independent." Last year, we consolidated the holding company and bank Boards to improve oversight and communication. We also strengthened our board committee charters and leadership, including adding an "Audit Committee Financial Expert." We fully expect to comply with the evolving governance requirements - not just because of legal mandates - but because it's the right course for us.

As you will read on the following pages, our core bank focus in the areas of Retail Banking, Mortgage Loans, Commercial Banking, Small Business and Wealth Management represents the personal interest we take in our customers. Focusing on these areas to provide the products and services in a customer-friendly environment will help us make a difference in their lives... while helping them achieve their dreams. Please read on.



"We can call any time with a question and Sheila always gives us all the options about what the bank has to offer."

—Terry Norris
Buncombe, Illinois

# Retail Banking

Good people, good products and good service are the foundation for Integra Bank's future growth and profitability. This growth is directly linked to our positive attitudes, that necessary frame of mind that allows us to deliver valuable solutions for our customers.

Headquartered in Evansville, Indiana's third largest city, Integra Bank is a regional bank with $2.9 billion in assets and nearly 1,000 employees. Yet most of our 74 banking centers - many of them established decades before they joined the Integra Bank family - are located in smaller communities in Indiana, Illinois, Kentucky and Ohio.

Our people, products and services reflect our customers' needs, as diverse and unique as the communities where they live and work. Our positive attitude and efforts are succeeding, as we look back at 2002 and ahead to 2003.

Just two years ago, our consumer loans and mortgage loans showed a lack of growth. In 2002, we launched a promotional effort for home equity loans in the media and at our banking centers. At the same time, we pursued recreational vehicle and boat loans more aggressively through dealers. The result was a 20% increase in consumer loans for 2002.

On the deposit side, we reversed a decline in our number of checking customers - a trend especially noticeable in the rural communities we serve. We analyzed our product set and made many modifications and additions to enhance our offerings. To compliment our Free Checking account, we created a packaged checking account for our community markets, and a specialized electronic checking account for the growing Internet-user market. We also introduced Free Online Bill Payment as an additional feature to attract more attention to four of our checking accounts.

**Personal Experience-**
Troy, Terry, Lake and Dawson Norris
Buncombe, Illinois

"With two growing boys sharing a small bedroom, we decided it was time to add a room to the house," Terry Norris explains.

The Norris family had recently added a garage, and knew they could do the work themselves. They would, however, need financing. Sheila Reichert of Integra Bank in Vienna, Illinois, had helped Troy and Terry with their home and auto loans, so they called to ask her about financing the room addition with a home equity loan.

"We really like working with Sheila," Terry emphasizes. "We can call any time with a question and Sheila always gives us all the options about what the bank has to offer. We feel like she has always given us good advice."

"Everybody at Integra is very down-to-earth," Troy adds. "That's what we really like about their service. The friendliness."


80
78
76
74
72
70
2001
2002

**Personal Checking Accounts**
(number of accounts in thousands)


350
300
$ 250
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr

**2002 Consumer Loans**
(average balance in millions)

The result of these enhancements was a 2.6% growth in personal checking accounts in 2002. We've also enjoyed gains in savings and money market accounts.

Our core banking fee income for Integra Bank increased 25% for 2002. One reason was the introduction of the IntegraHonors program. This new service protects approved customers against returned check fees from merchants by paying overdrafts up to a predetermined amount - savings our customers money and the embarrassment of returned checks.

Another factor in our increased fee income came from improved usage of the Integra Check Card. In 2002, we experienced 27% growth in check card transactions. Our average cardholder increased their usage from 6.9 to 8.1 transactions per month. This higher usage resulted in $1.2 million of interchange income.

Through our insurance products, annuities offered an especially attractive haven for funds during a period of declining stock prices and low interest rates. As a bonus, annuity interest is tax-deferred until maturity, usually five years. (See page 15 for more details.) Payment protection insurance sales on consumer loans improved by 48%, contributing significantly to overall fee income growth.

We've worked hard to get this far, and we're continuing to grow. Our success will be measured, however, only when we make a difference in our customers' lives...and help them achieve their dreams.

With Integra's help, Terry and Troy's plan to enlarge the house quickly became a work in progress.

"Troy is doing all the work himself," says Terry. "The boys and I are helping, of course. It makes for some busy evenings and weekends, but we haven't had to hire anybody to do anything. Well, except Integra!"



# Mortgage Loans

In a year when interest rates fell to historically low levels and demand remained strong in our markets, the competitive edge in mortgages was service, products and people – and Integra Bank delivered.

How? A newlywed couple meets with an Integra Mortgage Loan Originator in the living room of their dream home to see if they qualify for a mortgage. The loan originator inputs the customer's information into a Mobile Loan Origination System, which operates on a laptop computer, and they work together on the application. When they're done, the loan is pre-approved at a rate that's locked in! This point-of-sale mortgage origination technology can also give customers loan approvals the same day they apply.

The dedicated Mortgage professionals at Integra Bank are determined to find ways to complete loan transactions. They're trained to use our broad array of mortgage and other bank products to help our clients find a program that fits their individual financial needs.

This is the kind of service that Integra Bank provides on home loans. It's the kind of service that helped generate a record number of new mortgages in 2002, up 46% from 2001.

In addition to personal service, another factor in our 2002 performance was the launch of a new product – the Integra TimeSaver Mortgage. It features closing costs as low as $499, and a simplified approval process that results in guaranteed closings of 30 days or less. A Fixed/Adjustable Rate loan that accommodates amounts up to $1 million, a TimeSaver Mortgage starts off at an interest rate generally lower than our Fixed Rate Mortgage, giving the customer lower monthly payments for as long as seven years.

**Personal Experience-**
Becky and Jayme Rasche
Huntingburg, Indiana

*"Around the Corner" is a home décor and gift shop located in a Victorian style house on Main Street in Huntingburg, Indiana. Built in 1895, the house was nearly condemned before Jayme Rasche and his business partner began extensive renovations.*

*"We initially purchased the home with a mortgage loan from another bank," states Jayme. "But I had worked with Joe Mundy at Integra Bank in Huntingburg and really liked him. Then Tim Tooley came on board and I started working with him. He has really been super. Tim was the reason we decided to switch our mortgage to Integra to finance the renovations."*

*During ten months of intensive work, the roof and thirty-three windows were replaced, hardwood floors were refinished, and an ornate porch was entirely reconstructed.*


200
150
100
50
$ 0
2001
2002
Portfolio Mortgage Production
(balances in millions)


120
100
80
60
40
20
$ 0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
2001
2002
Total Mortgage Production
(balances in millions)

In 2002, Integra Bank also launched the one-closing Construction/Permanent Mortgage Loan, available in amounts up to 95% of the total purchase price. When the home is finished, inspected and approved, the construction loan simply becomes the permanent mortgage. With no duplication of costs and no additional paperwork, this seamless transaction makes building a new home a simpler, less stressful task.

Of course, our most popular product this past year continued to be the Fixed Rate Mortgage with terms of 15, 20 and 30 years. It offers the security of a fixed interest rate and the same monthly payment toward principal and interest for its entire life - total protection from rising interest rates. Additional offerings include Bridge/Swing Mortgage Loans, and FHA and VA Loans.

Looking at Mortgage Loans from the management perspective, establishing a Customer Retention Department in 2002 helped preserve our present customer base while also attracting new customers. Using advanced technology and demographics, this department helped keep mortgage customers in the Integra family - especially those who refinanced loans. At the same time, our new TimeSaver Mortgage product contributed to our profitability. Made up of Fixed/Adjustable Rate Mortgages held full-term by Integra Bank, this program gives us more flexibility in mortgages for small farms, manufactured housing, multi-family dwellings, mixed-use properties and certain non-conforming loans which fit the demographics of our footprint.

Thousands of mortgage loans. Thousands of dreams realized. That's Integra - making a difference in the lives of our customers.

While renovations were in progress, the decision was made to lease the first floor to a retail business. In November 2002, Jayme, his mother, Becky, and a friend opened "Around the Corner."

"The next step will be to finish the upstairs," Jayme adds. "Along with the original mortgage, we have an additional line of credit from Integra that we'll be using to renovate the second floor."





"Integra made it clear they really value us in the community."

—[illegible]
Evansville, Indiana

# Commercial Banking

We held our own during a year of economic uncertainty and a cautious attitude among business people toward investment.

2002 was a time used to retool our commercial services and solidify our reputation in our markets. We have concentrated on implementing a sales culture based on servicing our existing customers better and expanding our customer base further, often through referrals from other business professionals.

Our focus on product development during the year centered around our cash management services. Integra Bank's new products help our business customers control payables, accelerate receivables, improve their daily cash position and put excess funds to work. The introduction of our Corporate Credit Card has proven successful. This one-card solution can function as a Business Card, Travel and Entertainment Card and Purchasing Card. The flexibility of our cards help businesses manage and control expenses efficiently and streamline purchasing processes.

In 2002, we also launched our Online Business Center at www.integrabank.com. The easy-to-access site offers a complete array of online business services at one location. From this site, our clients can access our new Online Check Images service. This new service provides our customers with the ability to view 60 days of check images, front and back, via the Internet. This saves our customers time and money by eliminating the need to call the bank for a copy of a check.

Additional services available online include our Business BankNET online banking (including access to ACH transactions), Merchant.com (online access to merchant batch and transaction information), I-Tracer (online access to Corporate Credit Card transactions), and online access to your credit statement with additional history.

**Personal Experience-**
Joan K. Rogier and Edwin F. Karges, Jr.
Evansville, Indiana

Karges Furniture has been known around the world for beauty and craftsmanship in the hand-made furniture business since 1886. But in recent years the company was having potentially serious problems with dust accumulation in the factory.

Replacing an antiquated dust collection system was a major investment, both in dollars and in the company's future productivity. After months of research, Karges found a state-of-the-art system that would meet their needs.

"After we found the system that we wanted, we had to decide how to fund it," says Joan Rogier, daughter of Edwin F. Karges, Jr. "We decided up front that we would have no prejudice, and we went to several banks. We quickly made the decision to go with Integra. Kevin Canterbury and Jeff Jackson (of Integra Bank in Evansville) were wonderful. They looked at our factory and understood our needs. We really appreciated that they knew who we were within the



800
700
600
500
400
300
200
100
$ 0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr

**Commercial Loans - New/Renewed**
(cumulative in millions)



800
700
600
500
400
300
200
100
$ 0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr

**Cash Management Fee Income**
(cumulative in thousands)

Many businesses selected Integra to be their bank in 2002, which allowed us to expand our client base and grow our commercial portfolio - despite the economic challenges and increased competition.

We're particularly optimistic about our opportunities in Evansville, Bowling Green, Lexington and the northern Kentucky area just across the Ohio River from Cincinnati.

For 2003, we project even more progress. Integra Bank will continue to attract growing companies with our products, our people and our size. When a commercial customer is looking for a financial partner, some need the size and strength of a regional bank, while others are looking for the friendly, personal service that is associated with a community bank. We are the best of both. At Integra Bank, the difference resides in our services, products, expertise and - most importantly - our attitude. We lend to a person, not just a company. Our customers borrow from a person, not just a bank.

Our Relationship Managers know their customers well, anticipating their needs for lending and other Integra Bank services, both business and personal. Our role in helping customers realize their financial dreams applies to companies, too.

context of fine furniture manufacturing. And they made it clear they really value us in the community."

Karges has utilized Integra for a variety of banking services for over 60 years, including payroll and in-house payroll savings, Christmas Club and the company's foreign sales commission account. "We've always been with Integra," Joan emphasizes. "But for this project we were looking for the very best deal for our company. We were pleased that the best deal turned out to be right where we've always been."



"With Integra, it's a personal, hometown relationship."

—Steve Hassell, Twin Hills Collectibles
Hickory, Kentucky

# Small Business

Over the past year, the Small Business group has improved our portfolio's credit quality, created innovative products and services, and implemented a customer-focused delivery channel. With this strong foundation firmly in place, we now are positioned to make Small Business a big business for Integra Bank.

In 2002, we worked hard to create a delivery channel that focuses on the small business customer. That's why we can now offer this type of client a banking experience with the many products and services of a big city bank, delivered with the personal attention of a smaller, community-focused bank.

Small Business customers have a working relationship with our Banking Center staff. Most of our customers are also assigned a Small Business Officer specially trained to identify their financial needs and implement creative, cost-effective solutions.

Our typical Small Business customer is a prospect for virtually every product and service we offer, from the owner's personal banking to the company's 401(k) plan. Our Small Business products are fitted to the customer like a tailored suit. One of these is a Small Business line of credit with availability from $5,000 to $250,000. This line of credit offers the business instant access by just writing a check, and includes overdraft protection at no extra charge. It also offers our customers the convenience of not having to sign a new set of closing documents each year.

Innovations continue on the business deposit side with Integra's MoneyManager and MoneyManager Select checking. These accounts allow our customers to use their personal and business balances to help offset monthly maintenance charges. The latter includes an automated sweep feature, earning a competitive interest rate on excess funds for the customer. Our Business

**Personal Experience-**
Steve Hassell
Hickory, Kentucky

"In 1993, I was working as a supervisor at a local tire manufacturer," Steve Hassell of Twin Hills Collectibles explains. "One day a co-worker showed me a NASCAR collectible car. I fell in love with it. I visited a local hobby shop and the owner told me that the cars were very hard to get."

Steve contacted the manufacturer about a possible wholesaling arrangement, thinking that it would give him a cheaper way to begin collecting the cars. After some negotiation, Steve agreed to start distributing NASCAR collectibles on a very small scale. Ten years later, Twin Hills Collectibles has 30 employees and is selling truckloads of those tiny cars each day.

Twin Hills is one of seventeen distributors in North America. Although they have a small retail store, virtually all business volume is wholesale distribution to hobby shops, mall stores and motorsports stores around the country.



500
400
300
200
100
0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr


**Business Debit Card 2002**
(number of cards issued)



30
25
20
15
10
5
$ 0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr


**Small Business Loan Production 2002**
(cumulative balances in millions)

Analysis checking delivers added value for high-volume, high-balance companies, while our Free Small Business checking is perfect for our customers with limited monthly transactions. For sole proprietorships that would like to earn interest, Integra's Small Business Interest checking gives clients another choice.

With the introduction of the Business Debit Card, our customers now have the availability of multiple payment options, including checks, credit cards, and now debit cards. In our first year, we had steady growth, building our base to 423 debit cards.

We recognize that small business customers can experience significant growth by the acceptance of a variety of payment options. Our knowledge and experience in the merchant card programs include the handling of all major card brands for all types and sizes of businesses.

Small Business also functions in cyberspace. Our online service, Bank Anytime for Small Business, allows 24/7 banking activities such as verifying balances, reviewing transactions, transferring funds, and paying bills. Bank Anytime also is available by touch-tone phone. The Business BankNET service provides our customers with additional features like ACH payments, wire transfers and stop payments.

Helping small businesses fulfill their financial needs will lead to our future growth, and strengthen our business relationships.

"From the very beginning, when I went to Integra and told Jeff McDaniels (of Integra Bank, Cadiz, Kentucky) what I wanted to do, he had the insight to see where I wanted this company to go. With Jeff, it's a personal, hometown relationship. I feel like he has grown with us and sincerely cares about our success."

Twin Hills Collectibles utilizes many of Integra's services including credit card merchant services, sweep accounts, direct deposit, wire transfers and online banking.



# Wealth Management

At Integra Wealth Management, we're all about service. That's where our success comes from – knowing our clients and their financial needs, and having the products to serve them.

Integra Wealth Management offers investment management, trust services (which include financial and estate planning), private banking, brokerage services and insurance products. Our continuing goal is to provide the best financial products and services to our clients. In 2002, we improved this service by adding new products and technology.

**Investment Management**

Our fixed income and equity performances exceeded market indices for the past three years on an annualized basis (period ending 12/31). In fact, our fixed income returns exceeded the benchmark returns for three years, five years, and ten years annualized (periods ending 12/31).

We recently introduced a new short-term money management program called Express Asset Management. This product allows our clients to receive yields comparable to money market funds, without additional risk or diminishing liquidity.

**Trust Services**

The Wealth Management Division offers the very best in traditional trust services: estate settlement and trustee of client affairs. We also offer financial and estate planning as a comprehensive part of this service.

**Private Banking Group**

Private banking is relationship-driven, and Integra Bank has established this specialized group to provide the highest level of customer service possible for select clients.

After introducing our Private Banking Group in 2002, our consumer loan volume from the Private Banking Group

**Personal Experience-**
Robert Vincent
Smiths Grove, Kentucky

## Taxing search leads to the "right place."

"My partners and I wanted to form a corporation called RRD Financial to open 15 Jackson Hewitt tax service offices," Robert Vincent explains. "We had approached two or three banks, but we just weren't getting anywhere. They were virtually impossible to work with."

At that point Robert outlined the idea to his personal financial advisor, who liked the idea, and suggested that he call Kirk Pierce of Integra Bank in Bowling Green, Kentucky.

"We sat down with Kirk and pitched him the idea and he loved it. It really was that meeting with Kirk, and having him say 'I see it and I like it' that made the deal possible. We were just so impressed by Integra's willingness to partner."

Robert emphasizes that RRD Financial will continue to grow, and that 15 offices are only the beginning. "Integra is a fantastic business partner, but the relationship goes


15
12
9
6
3
$ 0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr

**Private Banking Total Loans**
(average balance in millions)


30
25
20
15
10
5
$ 0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr

**Fixed Annuity Sales 2002**
(cumulative balance in millions)

grew over $3.1 million. Our Adjustable/Fixed Rate Mortgage originations soared from zero to $4.3 million. And our total loan portfolio peaked at $13.8 million by the end of the year.

Looking ahead to 2003, the Private Banking Group expects another outstanding year based on gaining private clients, increasing use of Integra banking services by our existing client base, and offering new products in insurance, fixed investments and equities.

Now under construction for occupancy early in 2003, our new offices feature spacious, comfortable conference rooms where our private clients can talk with the Integra Bank professionals who can help them identify and meet their objectives, short or long term.

**Brokerage Services**

Our brokerage operation offers a full line of products and services to our clients. The new technology we have in place provides quick trade execution for our clients, and market and economic research that's second to none. We have recently added financial consultants in our Evansville and Bowling Green markets.

**Insurance Services**

Fixed Annuities were a main product offering in the declining interest rate environment that we experienced throughout 2002. Fixed Annuities offered an alternative investment solution for some clients. Our annual brokerage and annuity sales of $27.6 million in 2002 exceeded projections and returned $1.1 million in revenue to our bottom line. Fixed annuities are available through our more than 100 insurance licensed representatives located at almost all Integra banking centers.

Integra Wealth Management ... a comprehensive solution for helping our customers achieve their financial dreams.

deeper than that. With Kirk, there is definitely a personal interest. He and I have gotten together to discuss ideas and look at real estate. He has been to my house and met my family. It's that kind of personal approach that makes me feel like I'm in the right place."

Because the offices are distributed over a wide geographic area, RRD Financial utilizes Integra's Internet banking service and direct deposit on employee payroll, in addition to Integra's Private Banking Group and Wealth Management Division.



**Common Stock**

Integra Bank Corporation common stock is traded and quoted on the The Nasdaq Stock Market® under the symbol IBNK.

**Stock Profile**

During calendar year 2002, 5,685,278 shares of stock were traded. As of December 31, 2002, the Corporation was owned by 2,625 shareholders of record not including nominee holders which would increase the total. At year end, 17,291,368 shares were outstanding.

**Price Range of Common Stock and Dividends**

The table below sets forth the cash dividends paid per share and information regarding the market prices per share of common stock for IBNK for the periods indicated. The price ranges are based on actual high and low bid transactions as reported on The Nasdaq Stock Market®.

**Dividend Reinvestment**

Shareholders may purchase additional shares of common stock through the Dividend Reinvestment Plan. Contact our transfer agent for details or to request a prospectus and/or enrollment forms. Fifty-one percent of the shareholder base participates in the Dividend Reinvestment Plan, and 71,155 shares were purchased through the Plan in 2002. Integra Bank Corporation also offers an ACH automated deposit of dividends paid.

**Transfer/Dividend Distributing Agent**

The Integra Bank Trust Department is both the stock transfer agent and dividend paying agent for Integra Bank Corporation. The department can be contacted by calling (812) 464-9668 or by writing: Integra Bank, Trust Department, 21 S.E. Third Street, P.O. Box 868, Evansville, Indiana 47705-0868.

**Active Market Participants**

The following companies make a market in IBNK stock:

| | | | |
|---|---|---|---|
| BAMM | Andrew Garrett/Brokerage America | MLCO | Merrill Lynch, Pierce, Fenner |
| CINN | Cincinatti Stock Exchange | MSCO | Morgan Stanley & Co., Inc. |
| GSCO | Goldman, Sachs & Co. | NATY | NatCity Investments Inc. |
| HDLY | J.J.B. Hilliard, W.L. Lyons | SDLR | Sandler O'Neil & Partners |
| KBWI | Keefe, Bruyette & Woods, Inc. | STFL | Stifel Nicolaus & Co. |
| NITE | Knight Securities L.P. | SUSQ | Susquehanna Capitol Group |
| MCBD | McConnell Budd & Downes | TRDT | Trident Securities Inc. |

**Price Range of Common Stock and Dividends Declared by Quarter**

| Dollars per Share | 1st Qtr. | 2nd Qtr. | 3rd Qtr. | 4th Qtr. |
|---|---|---|---|---|
| **2002** | | | | |
| Low | $18.25 | $18.80 | $18.00 | $15.00 |
| High | 22.50 | 23.55 | 22.88 | 18.30 |
| Dividends Declared | 0.235 | 0.235 | 0.235 | 0.235 |
| **2001** | | | | |
| Low | $19.38 | $20.02 | $21.62 | $19.26 |
| High | 26.25 | 24.78 | 25.66 | 24.50 |
| Dividends Declared | 0.235 | 0.235 | 0.235 | 0.235 |

**Investment Data**

| December 31, 2002 | |
|---|---|
| 52 Week Range (per share) | $15.00-$23.55 |
| Closing Stock Price (per share) | $17.82 |
| Common Shares Outstanding | 17,291,368 |
| Shares Sold During the Year | 5,685,278 |
| Cash Dividend (per share) | $0.94 |
| Dividend to Average Price (%) | 4.70% |

**Overview**

Net income for 2002 was $20.3 million compared to $7.3 million earned in 2001. The increase in earnings was primarily the result of the increased provision for loan losses in 2001 as a result of the Corporation's decision in 2001 to identify and transfer $78.3 million in non-performing and performing loans from the loan portfolio to loans held for sale. Net interest income decreased 10% as a result of the continued declining interest rate environment during 2002.

Earnings per share, on a diluted basis were $1.18 for 2002 compared to $0.42 in 2001. Annualized returns on average assets and equity for 2002 were 0.70% and 8.83%, respectively, compared with 0.22% and 3.01%, respectively, in 2001.

**Net Interest Income**

Net interest income is the difference between interest income on earning assets, such as loans and investments, and interest expense paid on liabilities such as deposits and borrowings. Net interest income is affected by the general level of interest rates, changes in interest rates and by changes in the amount and composition of interest-earning assets and interest-bearing liabilities.

Net interest income totaled $73.8 million, a decline of $8.2 million or 10%. The lower net interest income in 2002 was the result of the 13% decline in average earning assets partially offset by the nine basis point improvement in net interest margin. During 2002, the Federal Reserve lowered interest rates another 50 basis points after the decline of 475 basis points in 2001. These rate changes caused considerable residential mortgage and mortgage-backed securities prepayments, which were then reinvested at lower yields. The yield on earning assets during 2002 declined 90 basis points from the same period one-year prior. The cost of funds declined 99 basis points during this same period due to lower overall interest rates and a reduction of the Corporation's level of fixed-rate funding, such as longer maturity certificates of deposit and fixed rate borrowings with the Federal Home Loan Bank. During 2002, the Corporation terminated $90 million in long-term repurchase agreements in advance of their scheduled maturity. The net interest margin for 2002 was 2.94% compared to 2.85% for 2001.

Earning assets averaged $2.7 billion in 2002 compared to $3.0 billion in 2001, a decrease of 13%. The mix of earning assets shifted as average loans to average earning assets increased slightly from 57% in 2001 to 60% in 2002 and average securities to average earning assets increased from 32% in 2001 to 37% in 2002. The largest shift was in average federal funds sold and other short-term investments to average assets, which decreased from 11% in 2001 to 2% in 2002.

**Non-Interest Income**

Non-interest income excluding gains on securities transactions grew $2.2 million, or 9% during 2002. Growth in non-interest income from primary banking operations increased 25% over 2001. Non-interest income continues to be an increasingly significant portion of revenue for the Corporation and has grown to represent 27% of net revenues in 2002 as compared to 23% in 2001, excluding gains from the sale of securities.

Service charges on deposit accounts increased $1.8 million or 20% to $11.1 million in 2002. Growth in these fees resulted from higher activity fees, new fee sources, including a new overdraft protection product, and improved efforts to collect a greater percentage of assessed fees. Income from trust services for 2002 was $2.0 million, a decrease of 10%, compared to 2001. Total trust assets under management decreased $77.0 million, or 19%, from $407.8 million in 2001 to $330.8 million in 2002 primarily due to the decline in the financial markets during the past year. Other service charges and fees increased $1.6 million from $5.7 million in 2001 to $7.3 million in 2002. Higher volume related activity charges, including mortgage loan origination, debit and credit card-related fees and brokerage sales resulted in the increased revenues. The Corporation has placed greater emphasis on the sale of non-traditional banking products.

Other non-interest income totaled $6.7 million in 2002 compared to $7.7 million in 2001. Included in 2002 are $0.4 million from the expiration of covered call option contracts and $0.1 million from net securities trading account income, compared to $2.4 million for each in 2001. Also included in other non-interest income in 2002 was $1.9 million from bank-owned life insurance and $1.0 million from gains on the sale of loans versus $1.6 million and $0.9 million in 2001, respectively.

Securities transactions resulted in gains of $9.1 million during the year compared to $8.2 million one-year prior. The gains in 2002 were used to cover the costs associated with prepaying approximately $90.0 million in long-term debt and loan sale expenses.

**Non-Interest Expense**

Non-interest expense for 2002 totaled $82.9 million, an increase of $4.6 million compared to the prior year. Excluding the expenses related to debt extinguishment and loans held for sale, non-interest expense was $74.3 million for 2002, or 5% lower than 2001.

Salaries and benefit costs accounted for 47% and 49% of non-interest expense in 2002 and 2001, respectively. Salaries and employee benefits totaled $38.8 million in 2002 compared to $38.2 million in 2001. The increase in 2002 was primarily due to initiating performance-based awards tied to sales of fee-based services and origination of loan and deposit products.

Occupancy expense and equipment expense totaled $5.6 million and $4.5 million, respectively, compared to $5.0 million each in 2001.

Non-interest expense of $5.9 million was incurred extinguishing $90.0 million of term repurchase agreements in 2002.

The Corporation recorded expenses of $2.7 million in 2002 related to the loan sale project. The writedown was precipitated by the rapid deterioration in one commercial loan and lower than anticipated prices were realized on the remaining loans held for sale. The loan sale project was completed in 2002.

Amortization of intangible assets was $1.6 million in 2002, compared to $5.3 million in 2001. The decrease in 2002, resulted from the Corporation adopting SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill and certain other intangible assets having indefinite lives are no longer amortized to earnings, but rather are subject to testing for impairment.

**Summary of Changes in Diluted Earnings Per Share**

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Earnings per share for prior year | **$0.42** | $1.77 | $1.27 |
| Net interest income | **(0.48)** | (0.57) | 0.12 |
| Provision for loan losses | **1.62** | (1.57) | 0.48 |
| Net securities gains | **0.05** | 0.39 | 0.17 |
| Other non-interest income | **0.13** | 0.37 | 0.21 |
| Non-interest expenses | **(0.27)** | (0.86) | (0.18) |
| Income taxes | **(0.31)** | 0.90 | (0.35) |
| Cumulative effect of accounting change, net tax | **0.02** | (0.01) | - |
| Change in diluted shares outstanding | **-** | - | 0.05 |
| Diluted earnings per share | **$1.18** | $0.42 | $1.77 |

**Credit Quality**

The provision for loan losses is the amount necessary to adjust the allowance for loan losses to an amount that is adequate to absorb estimated losses as determined by management's periodic evaluations of the loan portfolio. This evaluation by management is based upon consideration of actual loss experience, changes in the composition of the loan portfolio, evaluation of specific borrowers and collateral, current economic conditions, and trends in past due and non-accrual loan balances.

The provision for loan losses was $3.1 million in 2002, compared to $31.1 million in 2001. In 2001, the Corporation's decision to sell approximately $78.3 million of loans resulted in a $26.0 million write-down to record the loans at their fair value. During 2002, the Corporation's ratio of net charge-offs to average loans was 15 basis points, compared to 60 basis points in 2001, exclusive of the loan sale related charge. At year-end 2002, the allowance for loan losses as a percentage of loans was 1.53% as compared to 1.49% as of December 31, 2001. The allowance for loan losses to non-performing loans at December 31 was 110.08% in 2002 and 98.54% in 2001.

| (In thousands, except per share data, ratios and other data) | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Summary of Operations** | | | | | |
| Interest income | $ 164,631 | $ 216,339 | $ 196,681 | $ 164,374 | $ 166,777 |
| Interest expense | 90,786 | 134,259 | 104,825 | 74,557 | 78,880 |
| Net interest income | 73,845 | 82,080 | 91,856 | 89,817 | 87,897 |
| Provision for loan losses | 3,143 | 31,077 | 4,138 | 12,497 | 7,143 |
| Net interest income after provision for loan losses | 70,702 | 51,003 | 87,718 | 77,320 | 80,754 |
| Non-interest income | 36,281 | 33,202 | 20,131 | 13,523 | 16,621 |
| Non-interest expense | 82,877 | 78,303 | 63,438 | 60,290 | 67,289 |
| Income before income taxes | 24,106 | 5,902 | 44,411 | 30,553 | 30,086 |
| Income tax expense (benefit) | 3,778 | (1,629) | 13,920 | 7,909 | 7,970 |
| Cumulative effect of accounting change, net of tax | - | (273) | - | - | - |
| Net income | $ 20,328 | $ 7,258 | $ 30,491 | $ 22,644 | $ 22,116 |
| **Per Share Data** | | | | | |
| Net income | | | | | |
| Basic | $ 1.18 | $ 0.42 | $ 1.77 | $ 1.28 | $ 1.26 |
| Diluted | 1.18 | 0.42 | 1.77 | 1.27 | 1.25 |
| Cash dividends declared | 0.94 | 0.94 | 0.87 | 0.78 | 0.68 |
| Net book value | 13.45 | 12.79 | 12.94 | 12.73 | 12.34 |
| **Average Balances** | | | | | |
| Total assets | $2,906,846 | $3,266,322 | $2,511,947 | $2,154,168 | $2,158,314 |
| Interest-earning assets | 2,665,192 | 3,047,930 | 2,352,041 | 2,006,046 | 2,008,145 |
| Securities | 982,412 | 970,382 | 642,327 | 344,999 | 422,821 |
| Loans, net of unearned income | 1,596,462 | 1,747,882 | 1,674,864 | 1,636,924 | 1,532,927 |
| Deposits | 1,820,930 | 2,086,330 | 1,699,569 | 1,669,609 | 1,697,898 |
| Interest-bearing liabilities | 2,446,184 | 2,808,705 | 2,076,250 | 1,687,444 | 1,682,735 |
| Shareholders' equity | 230,298 | 241,252 | 227,573 | 228,740 | 217,524 |

| (In thousands, except per share data, ratios and other data) | **2002** | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **At Year End** | | | | | |
| Total assets | $2,857,738 | $3,035,890 | $3,068,818 | $2,203,477 | $2,195,224 |
| Interest-earning assets | 2,602,673 | 2,771,691 | 2,851,113 | 2,033,940 | 2,024,710 |
| Securities | 982,263 | 1,010,470 | 997,494 | 332,359 | 365,841 |
| Loans, net of unearned income | 1,606,155 | 1,599,732 | 1,687,330 | 1,694,004 | 1,639,532 |
| Allowance for loan losses | 24,632 | 23,868 | 25,264 | 25,155 | 18,443 |
| Deposits | 1,781,948 | 1,928,412 | 1,871,036 | 1,694,661 | 1,734,585 |
| Interest-bearing liabilities | 2,318,869 | 2,568,945 | 2,630,549 | 1,749,739 | 1,710,389 |
| Shareholders' equity | 232,600 | 221,097 | 205,517 | 223,088 | 218,280 |
| **Significant Ratios** | | | | | |
| Return on average assets | 0.70% | 0.22% | 1.21% | 1.05% | 0.99% |
| Return on average equity | 8.83 | 3.01 | 13.40 | 9.90 | 9.86 |
| Average shareholders' equity to average assets | 7.92 | 7.39 | 9.06 | 10.62 | 10.08 |
| Efficiency ratio | 71.28 | 65.35 | 50.76 | 50.50 | 55.77 |
| Net interest margin | 2.94 | 2.85 | 4.15 | 4.79 | 4.72 |
| **Credit Quality Ratios** | | | | | |
| Allowance for loan losses to year-end loans, net of unearned income | 1.53% | 1.49% | 1.50% | 1.48% | 1.12% |
| Net charge-offs to average loans, net of unearned income | 0.15 | 2.08 | 0.31 | 0.35 | 0.23 |

**Quarterly Income Statement 2002**

| (In thousands, except per share data, ratios and other data) | December 31 | September 30 | June 30 | March 31 |
|---|---|---|---|---|
| Interest income | $ 38,082 | $39,681 | $43,147 | $43,721 |
| Interest expense | 20,636 | 22,165 | 23,266 | 24,719 |
| Net interest income | 17,446 | 17,516 | 19,881 | 19,002 |
| Provision for loan losses | 1,383 | 930 | 180 | 650 |
| Non-interest income | 9,863 | 13,107 | 6,650 | 6,661 |
| Non-interest expense | 21,572 | 23,942 | 18,644 | 18,719 |
| Income before income taxes | 4,354 | 5,751 | 7,707 | 6,294 |
| Income taxes | 385 | 836 | 1,570 | 987 |
| NET INCOME | $ 3,969 | $ 4,915 | $ 6,137 | $ 5,307 |
| Earnings per share: | | | | |
| Basic | $ 0.23 | $ 0.28 | $ 0.36 | $ 0.31 |
| Diluted | 0.23 | 0.28 | 0.36 | 0.31 |
| Average shares: | | | | |
| Basic | 17,280,700 | 17,280,700 | 17,274,627 | 17,269,013 |
| Diluted | 17,280,915 | 17,294,894 | 17,298,010 | 17,274,787 |

The first three quarters of 2002 have been restated to reflect the adoption of SFAS 147.

**Quarterly Income Statement 2001**

| *(In thousands, except per share data, ratios and other data)* | December 31 | September 30 | June 30 | March 31 |
|---|---|---|---|---|
| Interest income | $ 46,929 | $52,955 | $57,228 | $59,227 |
| Interest expense | 28,322 | 33,245 | 35,644 | 37,048 |
| Net interest income | 18,607 | 19,710 | 21,584 | 22,179 |
| Provision for loan losses | 25,992 | 1,695 | 1,695 | 1,695 |
| Non-interest income | 7,376 | 8,350 | 9,849 | 7,627 |
| Non-interest expense | 22,720 | 18,970 | 18,433 | 18,180 |
| Income (loss) before income taxes and cumulative effect of accounting change | (22,729) | 7,395 | 11,305 | 9,931 |
| Income taxes (benefit) | (9,612) | 1,960 | 3,222 | 2,801 |
| Income (loss) before cumulative effect of accounting change | (13,117) | 5,435 | 8,083 | 7,130 |
| Cumulative effect of accounting change | - | - | - | (273) |
| NET INCOME (LOSS) | $(13,117) | $ 5,435 | $ 8,083 | $ 6,857 |
| Earnings per share: | | | | |
| Basic: | | | | |
| Income (loss) before cumulative effect of accounting change | $ (0.76) | $ 0.31 | $ 0.46 | $ 0.42 |
| Cumulative effect of accounting change, net of tax | - | - | - | (0.01) |
| Net Income (Loss) | $ (0.76) | $ 0.31 | $ 0.46 | $ 0.41 |
| Diluted: | | | | |
| Income (loss) before cumulative effect of accounting change | $ (0.76) | $ 0.31 | $ 0.46 | $ 0.42 |
| Cumulative effect of accounting change, net of tax | - | - | - | (0.01) |
| Net Income (Loss) | $ (0.76) | $ 0.31 | $ 0.46 | $ 0.41 |
| Average shares: | | | | |
| Basic | 17,244,719 | 17,320,116 | 17,396,036 | 16,863,713 |
| Diluted | 17,254,000 | 17,360,303 | 17,414,889 | 16,893,813 |

To the Board of Directors and Shareholders of Integra Bank Corporation

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated statements of financial position of Integra Bank Corporation (Company) and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2002, appearing in Item 8 of the Company's Annual Form 10-K filed with the Securities and Exchange Commission (which statements are not presented herein); and in our report dated January 22, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statements of financial position as of December 31, 2002 and 2001 and the related condensed consolidated statements of income for each of the three years in the period ended December 31, 2002, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

As discussed in the notes to the consolidated financial statements, effective January 1, 2002, the Company adopted new accounting standards for goodwill and other intangibles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Atlanta, Georgia
January 22, 2003

| For the year ended December 31,<br>(In thousands, except per share data, ratios and other data) | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Interest Income** | | | |
| Interest and fees on loans: | | | |
| Taxable | $111,759 | $143,041 | $148,582 |
| Tax-exempt | 1,257 | 1,656 | 1,278 |
| Interest and dividends on securities: | | | |
| Taxable | 43,230 | 50,652 | 36,793 |
| Tax-exempt | 7,213 | 7,445 | 8,049 |
| Interest on federal funds sold and other short-term investments | 1,172 | 13,545 | 1,979 |
| Total interest income | 164,631 | 216,339 | 196,681 |
| **Interest Expense** | | | |
| Interest on deposits | 44,404 | 81,432 | 68,679 |
| Interest on federal funds purchased and securities sold under repurchase agreements | 8,228 | 12,624 | 12,681 |
| Interest on other borrowings | 38,154 | 40,203 | 23,465 |
| Total interest expense | 90,786 | 134,259 | 104,825 |
| **Net Interest Income** | 73,845 | 82,080 | 91,856 |
| Provision for loan losses | 3,143 | 31,077 | 4,138 |
| Net interest income after provision for loan losses | 70,702 | 51,003 | 87,718 |
| **Non-Interest Income** | | | |
| Service charges on deposit accounts | 11,135 | 9,301 | 7,880 |
| Trust income | 2,041 | 2,273 | 2,437 |
| Other service charges and fees | 7,338 | 5,672 | 4,012 |
| Securities gains | 9,098 | 8,212 | 1,497 |
| Other | 6,669 | 7,744 | 4,305 |
| Total non-interest income | 36,281 | 33,202 | 20,131 |
| **Non-Interest Expense** | | | |
| Salaries and employee benefits | 38,825 | 38,215 | 31,433 |
| Occupancy | 5,586 | 4,994 | 3,635 |
| Equipment | 4,474 | 5,049 | 4,342 |
| Amortization of intangible assets | 1,622 | 5,299 | 3,441 |
| Debt prepayment fees | 5,938 | - | - |
| Loans held for sale expense | 2,677 | - | - |
| Other | 23,755 | 24,746 | 20,587 |
| Total non-interest expense | 82,877 | 78,303 | 63,438 |
| Income before income taxes and cumulative effect of accounting change | 24,106 | 5,902 | 44,411 |
| Income taxes (benefit) | 3,778 | (1,629) | 13,920 |
| Income before cumulative effect of accounting change | 20,328 | 7,531 | 30,491 |
| Cumulative effect of accounting change, net of tax | - | (273) | - |
| **NET INCOME** | $ 20,328 | $ 7,258 | $ 30,491 |
| Earnings per share: | | | |
| Basic: Income before cumulative effort of accounting change | $ 1.18 | $ 0.43 | $ 1.77 |
| Cumulative effect of accounting change, net of tax | - | (0.01) | - |
| Net Income | $ 1.18 | $ 0.42 | $ 1.77 |
| Diluted: Income before cumulative effort of accounting change | $ 1.18 | $ 0.43 | $ 1.77 |
| Cumulative effect of accounting change, net of tax | - | (0.01) | - |
| Net Income | $ 1.18 | $ 0.42 | $ 1.77 |
| Weighted average shares outstanding: | | | |
| Basic | 17,276,304 | 17,199,568 | 17,233,413 |
| Diluted | 17,283,448 | 17,221,404 | 17,254,335 |

| December 31, (In thousands, except per share data, ratios and other data) | 2002 | 2001 |
|---|---|---|
| **Assets** | | |
| Cash and due from banks | $ 70,045 | $ 79,178 |
| Federal funds sold and other short-term investments | 488 | 102,918 |
| Total cash and cash equivalents | 70,533 | 182,096 |
| Loans held for sale (at lower of cost or market) | 13,767 | 58,571 |
| Securities available for sale | 982,263 | 1,010,470 |
| Loans, net of unearned income | 1,606,155 | 1,599,732 |
| Less: Allowance for loan losses | (24,632) | (23,868) |
| Net loans | 1,581,523 | 1,575,864 |
| Premises and equipment | 53,537 | 54,123 |
| Intangible assets | 56,087 | 57,594 |
| Other assets | 100,028 | 97,172 |
| **TOTAL ASSETS** | $2,857,738 | $3,035,890 |
| **Liabilities** | | |
| Deposits: | | |
| Non-interest-bearing demand | $ 213,405 | $ 220,447 |
| Interest-bearing savings and time | 1,568,543 | 1,707,965 |
| Total deposits | 1,781,948 | 1,928,412 |
| Federal funds purchased and securities sold under repurchase agreements | 161,784 | 244,032 |
| Other borrowings | 536,042 | 564,448 |
| Guaranteed preferred beneficial interests in the Corporation's subordinated debentures | 52,500 | 52,500 |
| Other liabilities | 92,864 | 25,401 |
| Total liabilities | 2,625,138 | 2,814,793 |
| **Shareholders' Equity** | | |
| Preferred stock, 1,000,000 shares authorized | | |
| Common stock, $1.00 stated value | | |
| Shares authorized: 29,000,000 | | |
| Shares outstanding: 17,291,368 and 17,284,035, respectively | 17,291 | 17,284 |
| Capital surplus | 125,467 | 125,334 |
| Retained earnings | 82,011 | 77,935 |
| Unearned compensation | (147) | (270) |
| Accumulated other comprehensive income | 7,978 | 814 |
| Total shareholders' equity | 232,600 | 221,097 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $2,857,738 | $3,035,890 |

**Corporate Headquarters**
**Integra Bank Corporation**
21 S.E. Third Street, P.O. Box 868
Evansville, Indiana 47705-0868
Telephone (812) 464-9800

**Forward-Looking Statements**
Certain statements made in this report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this report, the words "may," "will," "should," "would," "anticipate," "estimate," "expect," "plan," "believe," "intend," and similar expressions identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: management's ability to reduce and effectively manage interest rate risk; fluctuations in the value of the Corporation's investment securities; general, regional and local economic conditions which may affect interest rates and net interest income; credit risks and risks from concentrations (geographic and by industry) within the loan portfolio; changes in regulations affecting financial institutions; and competition. The Corporation undertakes no obligation to release revisions to these forward-looking statements or to reflect events or conditions occurring after the date of this report.

**Annual Meeting**
The Annual Meeting of the Shareholders of Integra Bank Corporation will be held in Ballroom B,C,D of The Centre located at 715 Locust Street in Evansville, Indiana, on Wednesday, April 16, 2003, at 9:30 a.m., CDT.

**Form 10-K**
Copies of Integra Bank Corporation's Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained, without charge, upon written request to: Charles A. Caswell, Executive Vice President and Chief Financial Officer, Integra Bank Corporation, P.O. Box 868, Evansville, Indiana 47705-0868.

**Independent Accountants**
PricewaterhouseCoopers LLP
Atlanta, Georgia

**Equal Opportunity Employer**
Integra Bank Corporation (FIN # 35-1632155) is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotion, transfers and all other personnel policies are free from all discriminatory practices.

**Additional Information**
Analysts, investors and others interested in obtaining financial data are asked to contact Charles A. Caswell, Executive Vice President and Chief Financial Officer, at (812) 461-5952.

**Customers**
For assistance with Integra Bank products and services, call 1-800-467-1928 or visit the Integra Bank web site at www.integrabank.com.

**News Media**
News media representatives seeking information should visit our News Release area of the Integra Bank web site for current and archived releases. Additional questions can be directed to Greg Pence, Senior Vice President and Director of Marketing, at (812) 464-9753.



The Integra Bank footprint serves our 56 communities with 74 full-service banking centers and 128 ATMs throughout Indiana, Illinois, Kentucky and southwestern Ohio.

**Indiana**

| | | | | | |
|---|---|---|---|---|---|
| Arthur | 1 | Huntingburg | 2 | Paoli | 1 |
| Bedford | 1 | Milan | 1 | Petersburg | 1 |
| Chrisney | 1 | Mitchell | 1 | Princeton | 1 |
| Dale | 1 | Mt.Vernon | 1 | Rockport | 1 |
| Evansville | 10 | Newburgh | 1 | Versailles | 1 |
| Fort Branch | 1 | Odon | 1 | Vincennes | 1 |
| Hatfield | 1 | Osgood | 1 | Washington | 1 |

**Illinois**

| | | | |
|---|---|---|---|
| Bridgeport | 1 | Shawneetown | 1 |
| Brookport | 1 | Vienna | 1 |
| Carmi | 1 | Wayne City | 1 |
| Elizabethtown | 1 | | |
| Golconda | 1 | | |
| Grayville | 1 | | |
| Mt.Vernon | 2 | | |

**Kentucky**

| | | | | | |
|---|---|---|---|---|---|
| Bowling Green | 3 | Lawrenceburg | 2 | Owingsville | 1 |
| Cadiz | 3 | Leitchfield | 1 | Poole | 1 |
| Clay | 1 | Lexington | 2 | Princeton | 1 |
| Crittenden | 1 | Madisonville | 2 | Providence | 1 |
| Dawson Springs | 1 | Mayfield | 1 | Sebree | 1 |
| Dry Ridge | 1 | Maysville | 1 | Sturgis | 1 |
| Franklin | 1 | Morganfield | 1 | Warsaw | 1 |
| Hardinsburg | 1 | Mt. Olivet | 1 | | |

**Ohio**

| | |
|---|---|
| Aberdeen | 1 |
| Ripley | 1 |

In 2002, we added our 10th banking center in Evansville, Indiana. The new Redbank Banking Center serves Evansville's west-side consisting of heavy residential, and an expanding shopping district and university.

We also relocated two existing locations in 2002. In Lexington, Kentucky, we moved our office on Richmond Road to a high-traffic location on a major artery leading into downtown Lexington. This new location provides excellent visibility and more room for growth for both our retail and commercial business.

In Cadiz, Kentucky, we relocated from our downtown location to the expanding east side. This newly constructed office was designed to serve our customers more conveniently with better access to our ATM and drive-up facility. In addition, this office is located at a major intersection connecting downtown with a newly constructed bypass. This location will reach more traffic and is located near various manufacturing plants.

In 2003, we plan to open our 75th banking center in Georgetown, Kentucky.

**Integra Bank Corporation and Integra Bank N.A.**
**Board of Directors**

**Sandra Clark Berry**
Private Investor

**Dr. H. Ray Hoops**
President, University of Southern Indiana

**George D. Martin**
Member, R. R. Dawson Bridge Co., LLC

**Thomas W. Miller**
President and Attorney, Miller, Griffin & Marks, P.S.C.

**Ronald G. Reherman**
Retired Chairman, President and Chief Executive Officer, SIGCORP, Inc.;
Retired Chairman, Southern Indiana Gas and Electric Company

**Richard M. Stivers**
Senior Vice President and Chief Financial Officer, Deaconess Health System, Inc.

**Robert W. Swan**
Senior Partner, Kemper CPA Group LLP

**Robert D. Vance**
Retired Interim Chairman of the Board, National City Bancshares, Inc.;
Retired Interim Chief Executive Officer, National City Bancshares, Inc.

**Michael T. Vea**
Chairman, President and Chief Executive Officer, Integra Bank N.A.;
Chairman, President and Chief Executive Officer, Integra Bank Corporation

**William E. Vieth**
Retired Chairman of the Board, Integra Bank N.A.

**Daniel T. Wolfe**
Vice President, Chief Operating Officer and General Manager,
Wolfe's Terre Haute Auto Auction



# Vision, Mission and Core Values

## Vision

To fulfill our Customers' financial needs and help them realize their dreams.

## Mission

Optimize Shareholder Value by:

Helping our Customers achieve financial success and security.

Creating an Employment Environment that develops, challenges, motivates, and rewards.

Making the Communities we serve better places to live.

## Core Values

Integrity

Excellence

Responsiveness

Stewardship

Integra Bank Corporation

Integra Bank Corporation
21 S.E. Third Street
P.O. Box 868
Evansville, Indiana 47705-0868
(812) 464-9800
integrabank.com